Exhibit 99.1

FARMMI, INC.
9th Floor, Block A, FPI CentER, No. 459 Qianmo Rd, Binjiang District

Hangzhou City, Zhejiang Province 310051

People’s Republic of China

PROXY STATEMENT AND NOTICE OF
2019 ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of Farmmi, Inc.	June 25, 2019 Hangzhou, China

To our shareholders:

It is my pleasure to invite you to our 2019 Annual Meeting of Shareholders on July 27, 2019, at 3:00 P.M., local time (3:00 A.M. ET on July 27, 2019). The meeting will be held at 9th Floor, Block A, FPI Center, No. 459 Qianmo Rd, Binjiang District, Hangzhou City, Zhejiang Province 310051, People’s Republic of China.

The matters to be acted upon at the meeting are described in the Notice of 2019 Annual Meeting of Shareholders and Proxy Statement. At the meeting, we will also report on the Company’s performance and operations during the fiscal year ended September 30, 2018 and respond to shareholder questions.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING OF SHAREHOLDERS, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY BY THE INTERNET, EMAIL, MAIL OR BY FAX. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,

/s/ Yefang Zhang
Yefang Zhang Chairwoman

NOTICE OF 2019 ANNUAL MEETING OF SHAREHOLDERS
FARMMI, INC.

TIME AND DATE:	3:00 p.m., Beijing Time, on July 27, 2019 (3:00 a.m., Eastern Time, on July 27, 2019)

PLACE:	9th Floor, Block A, FPI Center, No. 459 Qianmo Rd, Binjiang District, Hangzhou City, Zhejiang Province 310051, People’s Republic of China

ITEMS OF BUSINESS:

(1)	To elect five members of the Board of Directors to serve a term expiring at the Annual Meeting of Shareholders in 2020 or until their successors are duly elected and qualified;

(2)	To ratify the appointment of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2019; and

(3)	To transact any other business properly coming before the meeting.

WHO MAY VOTE:

You may vote if you were a shareholder of record on June 21, 2019.

ANNUAL REPORT:

A copy of our 2018 Annual Report on Form 20-F is enclosed.

DATE OF MAILING:

This notice and the proxy statement are first being mailed to shareholders on or about June 25, 2019.

By order of the Board of Directors,

/s/ Yefang Zhang
Yefang Zhang Chairwoman

IMPORTANT NOTICE REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS

This proxy statement and the 2018 Annual Report to shareholders are available at http://ir.farmmi.com.cn/.

ABOUT THE 2019 ANNUAL MEETING OF SHAREHOLDERS

What am I voting on?

You will be voting on the following:

(1)	To elect five members of the Board of Directors to serve a term expiring at the Annual Meeting of Shareholders in 2019 or until their successors are duly elected and qualified;

(2)	To ratify the appointment of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2019; and

(3)	To transact any other business properly coming before the meeting.

Who is entitled to vote?

You may vote if you owned ordinary shares of the Company as of the close of business on June 21, 2019. Each ordinary share is entitled to one vote. As of June 21, 2019, we had 200,000,000 ordinary shares authorized and 12,436,279 ordinary shares issued and outstanding.

How do I vote before the meeting?

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have four voting options:

(1)	By Internet, which we encourage if you have Internet access, at the address shown on your proxy card;

(2)	By email, by emailing your signed proxy card to akotlova@islandstocktransfer.com;

(3)	By mail, by completing, signing and returning the enclosed proxy card; or

(4)	By fax, by faxing your signed proxy card to +1-727-289-0069 (United States) or +86 0769-38958222 (China).

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

May I vote at the meeting?

If you are a shareholder of record, you may vote in person at the meeting. If you hold your shares through an account with a bank or broker, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker to learn the procedures necessary to allow you to vote your shares in person. Even if you plan to attend the meeting, we encourage you to vote your shares by proxy. You may vote by proxy through the Internet, by email, by mail or by fax.

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the meeting. You may do this by (1) signing another proxy card with a later date and returning it to us by mail before the meeting, (2) voting again over the Internet prior to the time of the meeting, (3) voting again by email or fax prior to the time of the meeting, or (4) voting at the meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted in favor of Proposals 1 and 2 and in accordance with the best judgment of the named proxies on any other matters properly brought before the meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your ordinary shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account on the Internet, by email or by fax, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact your bank or broker and request consolidation.

Will my shares be voted if I do not provide my proxy or instruction form?

If you are a registered shareholder and do not provide a proxy, you must attend the meeting in order to vote your shares. If you hold shares through an account with a bank or broker, your shares may be voted even if you do not provide voting instructions on your instruction form. Brokerage firms have the authority to vote shares for which their customers do not provide voting instructions on certain routine matters. The ratification of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2019 is considered a routine matter for which brokerage firms may vote without specific instructions. However, the election of directors is not considered routine matters for which brokerage firms may vote without specific instructions. When a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. Shares that a broker is not authorized to vote are counted as “broker non-votes.”

How can I attend the meeting?

The meeting is open to all holders of the Company’s ordinary shares as of June 21, 2019.

May shareholders ask questions at the meeting?

Yes. Representatives of the Company will answer questions of general interest at the end of the meeting.

How many votes must be present to hold the meeting?

Your shares are counted as present at the meeting if you attend the meeting and vote in person or if you properly return a proxy by Internet, email, mail or fax. In order for us to conduct our meeting, one-third (1/3) of our outstanding ordinary shares as of June 21, 2019 must be present in person or by proxy. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the meeting. If a quorum is not present or represented, the Chairman of the meeting or the holders of a majority of the shares of ordinary shares present, either in person or represented by proxy, have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented.

How many votes are needed to approve the Company’s proposals?

Proposal 1.  The nominee receiving the highest number of “For” votes will be elected as a director. This number is called a plurality. Shares not voted will have no impact on the election of the director. The proxy given will be voted “For” the nominee for director unless a properly executed proxy card is marked “Withhold” as to a particular nominee or nominees for director.

Proposal 2.  The ratification of the appointment of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2019 requires that a majority of the votes cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Is cumulative voting permitted for the election of directors?

No. You may not cumulate your votes for the election of directors.

PROPOSAL ONE
ELECTION OF DIRECTORS AND DIRECTOR BIOGRAPHIES
(ITEM 1 ON THE PROXY CARD)

General

Our Board currently consists of five directors, each serving a one-year term. The existing directors are Ms. Yefang Zhang, Mr. Zhengyu Wang, Ms. Yunhao Chen, Mr. Hongdao Qian and Mr. Kangbin Zheng. At the 2019 Annual Meeting, the shareholders will vote on the reelection of all of the existing directors. All directors will hold office until our next annual meeting of shareholders, at which time shareholders will vote on the election and qualification of their successors.

All shares duly voted will be voted for the election of directors as specified by the shareholders. No proxy may be voted for more people than the number of nominees listed below. Unless otherwise instructed, the proxy holders will vote the proxies received by them FOR the election of each of the nominees named below, all of whom are presently directors. If any nominee is unable or declines to serve as a director at the time of the Annual Meeting, although we know of no reason to anticipate that this will occur, the proxies will be voted for any nominee designated by the present Board to fill the vacancy. Shareholders do not have cumulative voting rights in the election of directors.

The following paragraphs set forth information regarding the current ages, positions, and business experience of the nominees.

Nominees for Directors

Ms. Yefang Zhang
Chairwoman
Age — 52

Director since 2015

Ms. Zhang has been our Chairwoman and CEO since July 2015. Ms. Zhang has been the sole shareholder and the director of FarmNet Limited since its incorporation in July 2015. Ms. Zhang has been the general manager of Farmmi International since August 2015. Ms. Zhang was the executive director of FLS Mushroom from March 2011 to September 2016. Since 2013, Ms. Zhang has been a director of Tantech Holdings Ltd. (“Tantech”), a NASDAQ Capital Market listed company, Tanbsok Group Ltd. and USCNHK Group Limited. Ms. Zhang was also a director of Zhengjiang Tantech Bamboo Technology Co., Ltd. from January 2011 to May 2016. Ms. Zhang has been a director of Daxing’anling Hualin Investment Management Ltd. From 1994 to 1997, she served as Vice General Manager of Lishui Jingning Huali Co., Ltd. which has been dissolved. From 1991 to 1994, she was a teacher at Wenzhou Wencheng Huangtan Middle School. She earned her degree of junior college in Geography from Wenzhou Normal College in July 1991. Ms. Zhang has extensive knowledge and experience in company management and food industry. Ms. Zhang is the wife of our director, Mr. Wang.

Ms. Zhang is nominated to serve another term as a director because of her strong understanding of our industry and business.

Mr. Zhengyu Wang
Director
Age — 50
Director since 2017

Mr. Wang is a seasoned veteran in business, Mr. Wang has been the executive director of almost all of FMI’s Chinese subsidiaries (Farmmi Enterprise, Farmmi Technology, Suyuan Agriculture, Nongyuan Network, Forest Food and Farmmi Food) since their incorporation, except FLS Mushroom where he has served as the executive director since September 2016. He was also the manager or the general manager of Farmmi Enterprise, Farmmi Technology, Suyuan Agriculture, Nongyuan Network since their incorporation until July 2017. Mr. Wang also manages the business operations of Forasen Group which he owns with his wife and our director and CEO, Ms. Yefang Zhang. Mr. Wang has been the Chairman and CEO of Forasen Group since September 2006, and the executive director and the general manager of Forasen Holding Group Ltd. Co. since September 2013. Mr. Wang has also been the Chairman and CEO of Tantech since July 2014 and the executive director and/or general manager of various subsidiary companies under Tantech and charcoal business related companies (Lishui Tantech Energy Technology Co., Ltd., Zhejiang Tantech Bamboo Technology Co., Ltd., Zhejiang Tantech Bamboo Charcoal Co., Ltd., Zhejiang Tantech Energy Technology Co., Ltd., Zhejiang Babiku Charcoal Co., Ltd., Lishui Zhongzhu Charcoal Co., Ltd., Hangzhou Tanbo Technology Co., Ltd., Zhejiang Tantech Industrial Co., Ltd., Shanghai Jiamu Investment Management Co., Ltd., Hangzhou Jiyi Investment Management Co., Ltd., Hangzhou Wangbo Investment Management Co., Ltd.). Mr. Wang has also been the Chairman of Daxing’anling Hualin Investment Management Ltd. Co. since November 2011 and Daxing’anling Forasen Energy Technology Ltd. Co. since March 2009, Hangzhou Nanlin Energy Technology Ltd. Co.’s general manager since March 2012 and executive director from March 2012 to September 2016, the executive director of Zhejiang Tesiyang New Energy Complete Equipment Ltd. Co. since March 2016, and the executive director and general manager of Hangzhou Forasen Technology Ltd. Co. since November 2012, of Harbin Forasen Energy Technology Ltd. Co. since December 2013, and of Hangzhou Xinying Industrial Co., Ltd. He earned his Bachelor’s Degree majored in Biochemistry and Microbiology from Hangzhou University (now called “Zhejiang University”) in Hangzhou, China in July 1990. Mr. Wang is the husband of our director, Ms. Zhang.

Mr. Wang is nominated to serve another term as a director because he has significant experience in leading and advising our Company and understands our industry.

Ms. Yunhao Chen
Independent Director
Age — 42
Director since 2017

Since May 2017, Ms. Chen has been the CFO of Dogness (International) Corporation, a listed on Nasdaq and based in China to design and manufacture leashes, collars, harnesses for cats and dogs. Ms. Chen has also been its director since February 2019. Since July 2014, Ms. Chen has been the CFO of Eland Engineering Inc., a company in Florida for design and maintenance of transportation systems, where she directs and manages the company’s financial reporting and accounting functions. Ms. Chen also has academic experience. Ms. Chen is a visiting professor at Southern Medical University in the healthcare MBA program since 2011. From 2013 to 2014, Ms. Chen was a visiting assistant professor at University of Miami. From 2008 to 2013, Ms. Chen was an assistant professor at the Florida International University. Ms. Chen conducted analyses and research of SEC filings, with focuses on financial disclosure, capital market anomaly, business valuation, internal control and auditing, corporate tax avoidance, and earnings-returns relation. Ms. Chen earned her Ph. D. in accounting in 2008 and her MBA in 2001 from University of Minnesota in 2008, and her Bachelor of Economics in 1997 from University of International Business and Economics in China.

Ms. Chen is nominated to serve another term as a director and as the Chair of our Audit Committee because of her finance knowledge and experience in both industry and academia.

Mr. Hongdao Qian

Independent Director
Age — 55
Director since 2017

Mr. Qian has been a Professor on the faculty of the Guanghua Law School at Zhejiang University since September 2005. His research, writing and teaching focuses on corporate governance, economic analysis of law and Western jurisprudence. Prior to joining Guanghua Law School, Mr. Qian was a Professor at the Institute of Law, China Academy of Social Sciences; a Lecturer in Economics at Peking University and a Prosecutor in the People’s Procuratorate of Zhejiang Province. Mr. Qian currently is an independent director of Tantech, a Nasdaq listed company and a related party of us. He is also an independent director of Zhejiang Sunflower Light Energy Science & Technology LLC, a public company listed on Shenzhen Stock Exchange in China, Zhejiang Kema Moca Material Limited Company, a public company listed on National Equities Exchange and Quotations in China and OuBao Security Technology Co., Ltd., a private company. Mr. Qian currently serves as Vice Chairman of the Chinese Society of Comparative Law, Executive Subeditor of the China Academic Yearbook and President of the China Rule of Law Research Institute, where he has organized a team of scholars to create China’s first Rule of Law index using empirical methods. Mr. Qian earned his bachelor of law from Jilin University in 1986, his master of law from North-West University of Politics and Law in 1994 and his doctor of law from Peking University in 1997. Mr. Qian was a visiting scholar at Waseda University in Japan, Stanford University in California and both Oxford and Cambridge Universities in England.

Mr. Qian is nominated to serve another term as a director because of his expertise in economics and law.

Mr. Kangbin Zheng
Independent Director
Age — 55
Director since 2017

Mr. Zheng has over 29 years of experience in structuring transactions and managing financial risks at the World Bank and Asian Development Bank. Since September 2014, Mr. Zheng has been the director general for the financial service center of the China Chamber of Commerce for the private sector, where he provides financial advisory services to Chinese private-sector enterprises, investment funds and commercial banks. From January 2007 to June 2014, Mr. Zheng worked with Asian Development Experiences as the head of private sector operations for the PRC. From June 1986 to January 2007, Mr. Zheng worked with the World Bank on corporate strategy and resource management, risk management, investment projects and economic and policy work. Mr. Zheng is a board member of Beijing Windbell Technology Co., Ltd., a company listed in the New OTC Market in China. Mr. Zheng earned his Ph.D. in economics from Georgetown University in 1992, his Master’s Degree in management science from Wuhan University in China in 1985, and his Bachelor’s Degree from Hubei University in 1982.

Mr. Zheng is nominated to serve another term as a director because he has significant experience in economics.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities or commodities laws, any laws respecting financial institutions or insurance companies, any law or regulation prohibiting mail or wire fraud in connection with any business entity or been subject to any disciplinary sanctions or orders imposed by a stock, commodities or derivatives exchange or other self-regulatory organization, except for matters that were dismissed without sanction or settlement. None of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board Leadership Structure

Ms. Yefang Zhang serves as the Chairwoman of the Board of Directors. In addition, she has served as our Chief Executive Officer since July 2015. As a smaller public company, we believe it is in the company’s best interest to allow the company to benefit from guidance from key members of management in a variety of capacities. We do not have a lead independent director and we do not anticipate having a lead independent director because of the foregoing reasons and also because we believe our independent directors are encouraged to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small public company.

Risk Oversight

Our Board of Directors plays a significant role in our risk oversight. The Board of Directors makes all relevant Company decisions. As a smaller reporting company with a small Board of Directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

WE RECOMMEND THAT YOU VOTE FOR THE ELECTION OF THE
NOMINEES TO THE BOARD OF DIRECTORS.

PROPOSAL TWO
RATIFICATION OF THE APPOINTMENT OF FRIEDMAN LLP
(ITEM 2 ON THE PROXY CARD)

What am I voting on?

A proposal to ratify the appointment of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2019. The Audit Committee of the Board of Directors has appointed Friedman LLP to serve as the Company’s fiscal 2019 independent registered public accounting firm.

Has the Company changed its independent registered public accounting firm during its two most recent fiscal years?

No. Friedman LLP served as the Company’s independent registered public accountant for the year ended September 30, 2018 and 2017.

What services does Friedman LLP provide?

Audit services to be provided by Friedman LLP for fiscal 2019 will include the examination of the consolidated financial statements of the Company and services related to periodic filings made with the SEC.

Will a representative of Friedman LLP be present at the meeting?

We expect that one or more representatives of Friedman LLP will be present at the meeting. If the representatives are present, they will have an opportunity to make a statement if they desire and will be available to respond to questions from shareholders.

What if this proposal is not approved?

If the appointment of Friedman LLP is not ratified, the Audit Committee of the Board of Directors will reconsider the appointment.

WE RECOMMEND THAT YOU VOTE FOR THE RATIFICATION OF
FRIEDMAN LLP AS THE COMPANY’S FISCAL 2019 INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

What if a nominee is unwilling or unable to serve?

Each nominee listed in the Proxy Statement has agreed to serve as director, if elected. If for some unforeseen reason a nominee becomes unwilling or unable to serve, proxies will be voted for a substitute nominee selected by the Board of Directors.

How are directors compensated?

All directors hold office until the next annual meeting of shareholders at which the directors are re-elected and until their successors have been duly elected and qualified. Our Chairwoman of the Board of Directors and CEO, Yefang Zhang, is married to our Director, Zhengyu Wang. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive compensation for serving as directors and may receive incentive security grants from our company. In addition, non-employee directors are entitled to receive reimbursement of their actual travel expenses for each Board of Directors meeting attended. As of September 30, 2018, we had three nonemployee directors, Yunhao Chen, Hongdao Qian and Kangbin Zheng. The following table presents information regarding the compensation of our non-employee directors for fiscal 2018. Compensation for our Chairwoman and CEO, Ms. Yefang Zhang, is reflected in the Summary Compensation Table of our executive officers.

SUMMARY COMPENSATION TABLE – For the Fiscal Year 2018

Name	Fees earned or paid in cash ($)	All other Compensation ($)	Total ($)
Yunhao Chen	$10,000	$0	$10,000
Hongdao Qian	$10,000	$0	$10,000
Kangbin Zheng	$10,000	$0	$10,000

How does the Board determine which directors are independent?

The Board of Directors reviews the independence of each director yearly. During this review, the Board of Directors considers transactions and relationships between each director (and his or her immediate family and affiliates) and the Company and its management to determine whether any such relationships or transactions are inconsistent with a determination that the director is independent in light of applicable law, listing standards and the Company’s director independence standards. The Company believes that it maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Listing Rule 5605(a)(2).

What role does the Nominating Committee play in selecting nominees to the Board of Directors?

Two of the primary purposes of the Board’s Nominating Committee are (i) to develop and implement policies and procedures that are intended to ensure that the Board of Directors will be appropriately constituted and organized to meet its fiduciary obligations to the Company and its shareholders and (ii) to identify individuals qualified to become members of the Board of Directors and to recommend to the Board of Directors the director nominees for the annual meeting of shareholders. The Nominating Committee is also responsible for considering candidates for membership on the Board of Directors submitted by eligible shareholders. The Nominating Committee’s charter is available on the Company’s website at http://ir.farmmi.com.cn/ and in print upon request. The Nominating Committee of the Company’s Board of Directors was the only entity or person to nominate and/or recommend any of the director nominees.

Are the members of the Nominating Committee independent?

Yes. All members of the Nominating Committee have been determined to be independent by the Board of Directors.

How does the Nominating Committee identify and evaluate nominees for director?

The Nominating Committee considers candidates for nomination to the Board of Directors from a number of sources. Current members of the Board of Directors are considered for re-election unless they have notified the Company that they do not wish to stand for re-election. The Nominating Committee also considers candidates recommended by current members of the Board of Directors, members of management or eligible shareholders. From time to time the Board may engage a firm to assist in identifying potential candidates, although the Company did not engage such a firm to identify any of the nominees for director proposed for election at the meeting. The Nominating Committee evaluates all candidates for director, regardless of the person or firm recommending such candidate, on the basis of the length and quality of their business experience, the applicability of such candidate’s experience to the Company and its business, the skills and perspectives such candidate would bring to the Board of Directors and the personality or “fit” of such candidate with existing members of the Board of Directors and management. The nominating committee does not have a specific policy in place with regard to the consideration of diversity when identifying director nominees; however, the nominating committee does consider diversity of opinion and experience when nominating directors.

What are the minimum qualifications required to serve on the Company’s Board of Directors?

All members of the Board of Directors must possess the following minimum qualifications as determined by the Nominating Committee:

•	A director must demonstrate integrity, accountability, informed judgment, financial literacy, creativity and vision;
•	A director must be prepared to represent the best interests of all Company shareholders, and not just one particular constituency;
•	A director must have a record of professional accomplishment in his or her chosen field; and
•	A director must be prepared and able to participate fully in Board activities, including membership on committees.

What other considerations does the Nominating Committee consider?

The Nominating Committee believes it is important to have directors from various backgrounds and professions in order to ensure that the Board of Directors has a wealth of experiences to inform its decisions. Consistent with this philosophy, in addition to the minimum standards set forth above, business and managerial experience and an understanding of financial statements and financial matters are very important.

How may shareholders communicate with the members of the Board of Directors?

Shareholders and others who are interested in communicating directly with members of the Board of Directors, including communication of concerns relating to accounting, internal accounting controls or audit matters, or fraud or unethical conduct, may do so by writing to the directors at the following address:

Name of Director or Directors
c/o Secretary
Farmmi, Inc.
No. 307, Tianning Industrial Area

Lishui, Zhejiang Province

People’s Republic of China 323000

Does the Company have a Code of Business Ethics and Conduct?

The Company has adopted a Code of Business Ethics and Conduct, which is applicable to all directors, officers and associates of the Company, including the principal executive officer and the principal financial and accounting officer. The complete text of the Code of Business Ethics and Conduct is available on the Company’s web site at http://ir.farmmi.com.cn/ and is also available in print upon request. The Company intends to post any amendments to or waivers from its Code of Business Ethics and Conduct (to the extent applicable to the Company’s principal executive officer and principal financial and accounting officer) at this location on its web site.

How often did the Board meet in fiscal 2018?

The Board of Directors met 3 times and acted by unanimous written consent 10 times during the fiscal year ended September 30, 2018. Our Board has an Audit Committee, a Compensation Committee and a Nominating Committee. The Audit Committee did not hold meetings and did not act by unanimous written consent during the fiscal year ended September 30, 2018. The Compensation Committee did not hold meetings and did not act by unanimous written consent during the fiscal year ended September 30, 2018. The Nominating Committee did not hold meetings and did not act by unanimous written consent during the fiscal year ended September 30, 2018. Each incumbent director attended all of the meetings of the Board of Directors during fiscal 2018. The Board invites, but does not require, directors to attend the annual meeting of shareholders.

What are the committees of the Board?

During fiscal 2018, the Board of Directors had standing Audit, Nominating, and Compensation Committees. The members of each of the Committees as of September 30, 2018 and their principal functions are shown below.

Compensation Committee

The members of the Compensation Committee as of September 30, 2018 were:

Kangbin Zheng, Chairman

Yunhao Chen

Hongdao Qian

The Compensation Committee’s charter is available on the Company’s investor relations website at http://ir.farmmi.com.cn/ and in print upon request. The Compensation Committee’s principal responsibilities include:

●	Making recommendations to the Board of Directors concerning executive management organization matters generally;

●	In the area of compensation and benefits, making recommendations to the Board of Directors concerning employees who are also directors of the Company, consult with the CEO on matters relating to other executive officers, and make recommendations to the Board of Directors concerning policies and procedures relating to executive officers; provided, however, that the Committee shall have full decision-making powers with respect to compensation for executive officers to the extent such compensation is intended to be performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code;

●	Making recommendations to the Board of Directors regarding all contracts of the Company with any officer for remuneration and benefits after termination of regular employment of such officer;

●	Making recommendations to the Board of Directors concerning policy matters relating to employee benefits and employee benefit plans, including incentive compensation plans and equity based plans; and

●	Administering the Company’s formal incentive compensation programs, including equity based plans.

The Compensation Committee may not delegate its authority to other persons. Similarly, the Compensation Committee has not engaged a compensation consultant to assist in the determination of executive compensation issues. While the Company’s executives will communicate with the Compensation Committee regarding executive compensation issues, the Company’s executive officers do not participate in any executive compensation decisions.

Audit Committee

The members of the Audit Committee as of September 30, 2018 were:

Yunhao Chen, Chairwoman

Hongdao Qian

Kangbin Zheng

The primary responsibility of the Audit Committee is to assist the Board of Directors in monitoring the integrity of the Company’s financial statements and the independence of its external auditors. The Company believes that each of the members of the Audit Committee is “independent” and that Yunhao Chen qualified as “audit committee financial expert” in accordance with applicable NASDAQ Capital Market listing standards. In carrying out its responsibility, the Audit Committee undertakes to:

●	Review and recommend to the directors the independent auditors to be selected to audit the financial statement of the Company;

●	Meet with the independent auditors and management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors;

●	Review with the independent auditors and financial and accounting personnel the adequacy and effectiveness of the accounting and financial controls of the Company. The Committee elicits recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable. The Committee emphasizes the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper;

●	Review the internal accounting function of the Company, the proposed audit plans for the coming year and the coordination of such plans with the Company’s independent auditors;

●	Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and contents of the financial statements to be presented to the shareholders;

●	Provide sufficient opportunity for the independent auditors to meet with the members of the Committee without members of management present. Among the items discussed in these meetings are the independent auditors’ evaluation of the Company’s financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit;

●	Review accounting and financial human resources and succession planning within the Company;

●	Submit the minutes of all meetings of the Audit Committee to, or discuss the matters discussed at each committee meeting with, the Board of Directors; and

●	Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose, if, in its judgment, that is appropriate.

The Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Audit Committee charter is available at http://ir.farmmi.com.cn/.

Nominating Committee

The members of the Nominating Committee as of September 30, 2018 were:

Hongdao Qian, Chairman

Yunhao Chen

Kangbin Zhen

All members of the Nominating Committee are independent, as such term is defined by the NASDAQ Capital Market listing standards. The Nominating/Corporate Governance Committee undertakes to:

●	Identify individuals qualified to become members of the Board of Directors and to make recommendations to the Board of Directors with respect to candidates for nomination for election at the next annual meeting of shareholders or at such other times when candidates surface and, in connection therewith, consider suggestions submitted by shareholders of the Company;

●	Determine and make recommendations to the Board of Directors with respect to the criteria to be used for selecting new members of the Board of Directors;

●	Oversee the process of evaluation of the performance of the Company’s Board of Directors and committees;

●	Make recommendations to the Board of Directors concerning the membership of committees of the Board and the chairpersons of the respective committees;

●	Make recommendations to the Board of Directors with respect to the remuneration paid and benefits provided to members of the Board in connection with their service on the Board or on its committees; and

●	Evaluate Board and committee tenure policies as well as policies covering the retirement or resignation of incumbent directors.

The Board of Directors has determined to provide a process by which shareholders may communicate with the Board as a whole, a Board committee or individual director. Shareholders wishing to communicate with the Board as a whole, a Board committee or an individual member may do so by sending a written communication addressed to the Board of Directors of the Company or to the committee or to an individual director, c/o Secretary, Farmmi, Inc., No. 307, Tianning Industrial Area, Lishui, Zhejiang Province 323000, People’s Republic of China. All communications will be compiled by the Secretary of the Company and submitted to the Board of Directors or the addressee not later than the next regular Board meeting.

MANAGEMENT — BUSINESS HISTORY OF EXECUTIVE OFFICERS

For information as to the business history of Yefang Zhang, our Chief Executive Officer and Chairwoman of the Board, see the section “Proposal One: Election of Directors” in this Proxy Statement.

Mr. Jun Zhou

Age — 34
Chief Financial Officer since 2017

Mr. Zhou has been our Chief Financial Officer since March 2017. From January 2016, Mr. Zhou has been the Financial Controller of Nongyuan Network. Starting from May 2015, he has also been the Financial Controller of Forest Food. Mr. Zhou was the General Manager of the Financial Management Center of Hangzhou Forasen Technology Co., Ltd. from May 2013 to April 2015. In Forasen Group, Mr. Zhou is responsible for supervising our finance team, reviewing and approving financial and accounting transactions IPO financial regulation compliance. Before that, Mr. Zhou served as the Finance Manager of Zhejiang Ruiyang Technology Co., Ltd., an environmental protection industry investment business focused company, from June 2012 to April 2013. During his tenure, he was responsible for investment project management, department internal control and financial control system development. From February 2006 to May 2012, Mr. Zhou has been a Sales Accountant, Accountant Supervisor, Finance Manager, Senior Financial Manager of Hangzhou Jinjiang Group Co., Ltd., a company that centers its business on electric power generation by waste incineration, at which he was responsible for daily accounting and review, financial system setup and daily supervision. Mr. Zhou has passed all the courses of the certification of The Association of International Accountants in 2016. Mr. Zhou graduated from Financial Accounting major in Huainan Industrial College in Anhui in 2003. He also completed all courses in Accounting in Anhui Economic Management Cadre College in 2006. Mr. Zhou obtained a bachelor’s degree in management in Anhui University of Finance and Economics.

Ms. Liang Han

Age — 44
Chief Operating Officer since 2018

Ms. Han has been our Chief Operating Officer since July 2018. Ms. Han joined the Company in January 2018 as the marketing director. Prior to that time, from May 2013 to December 2017, Ms. Han was the general manager at Zhizhonghe, a subsidiary in food industry of a public company in China. From January 2007 until April 2013, Ms. Han was the sales director of a subsidiary of Forasen Holding Group Co., Ltd., a related party of the Company. From 1997 to 2007, Ms. Han worked at various corporations in managerial positions. Ms. Han is a director of Wiefeng Tonglu Kuaijian Enterprise Management Ltd. Co., a private company in China.

EMPLOYMENT AGREEMENTS WITH THE COMPANY’S NAMED EXECUTIVE OFFICERS

Each employee is required to enter into an employment agreement. Accordingly, all of our employees, including management, have executed their employment agreements. Our employment agreements with our executives provide the amount of each executive officer’s salary and establish their eligibility to receive a bonus.

Our employment agreements with our executive officers generally provide for a salary to be paid monthly. The agreements also provide that executive officers are to work full time for our company and are entitled to all legal holidays as well as other paid leave in accordance with PRC laws and regulations and our internal work policies. The employment agreements also provide that we will pay for all mandatory social security programs for our executive officers in accordance with PRC regulations. Our executive officers are subject to keep trade secrets confidential. In addition, our employment agreements with our executive officers prevent them from rendering services for our competitors for so long as they are employed.

Other than the salary, bonuses, equity grants and necessary social benefits required by the government, which are defined in the employment agreements, we currently do not provide other benefits to the officers. Our executive officers are not entitled to severance payments upon the termination of their employment agreement or following a change in control.

We have not provided retirement benefits (other than a state pension scheme in which all of our employees in China participate) or severance or change of control benefits to our named executive officers.

Under Chinese law, we may terminate an employment agreement without penalty by providing the employee thirty days’ prior written notice or one month’s wages in lieu of notice if the employee is incompetent or remains incompetent after training or adjustment of the employee’s position in other limited cases. If we wish to terminate an employment agreement in the absence of cause, then we are obligated to pay the employee one month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without penalty to our company, where the employee has committed a crime or the employee’s actions or inactions have resulted in a material adverse effect to us.

Yefang Zhang

We entered into an employment agreement with our Chief Executive Officer, Ms. Yefang Zhang, effective March 3, 2017. Under the terms of Ms. Zhang’s employment, Ms. Zhang is entitled to the following:

•	Base compensation of RMB 300,000 per year.

•	Reimbursement of reasonable expenses incurred by Ms. Zhang.

Ms. Zhang’s employment may be terminated at any time by either party upon presentation of 30 days’ prior notice or immediately for cause.

Jun Zhou

We entered into an employment agreement with our chief financial officer, Mr. Jun Zhou, effective March 7, 2017. Under the terms of Mr. Zhou’s employment, Mr. Zhou is entitled to the following:

•	Base compensation of RMB 240,000 per year.

•	Reimbursement of reasonable expenses incurred by Mr. Zhou.

Mr. Zhou’s employment may be terminated at any time by either party upon presentation of 30 days’ prior notice or immediately for cause.

Liang Han

We entered into an employment agreement with our chief operating officer, Ms. Liang Han, effective July 1, 2018. Under the terms of Ms. Han’s employment, Ms. Han is entitled to the following:

•	Base compensation of RMB 300,000 per year.

•	Reimbursement of reasonable expenses incurred by Ms. Han.

Ms. Han’s employment may be terminated at any time by either party upon presentation of 30 days’ prior notice or immediately for cause.

SUMMARY COMPENSATION TABLE – For the Fiscal Year 2018

The following table shows the annual compensation paid by us for the year ended September 30, 2018 to each of the named executive officers. No officer had a salary during either of the previous two years of more than $100,000.

	Salary ($)	Bonus ($)(1)	All Other Compensation ($)(2)	Total ($)
Yefang Zhang
Principal Executive Officer	75,765.60	—	8,686.81	84,452.41
Jun Zhou
Principal Financial Officer	58,140.00	—	2,447.23	60,587.23
Liang Han
Chief Operating Officer	11,475.00	—	448.81	11,923.81

(1)	No officer received a bonus in fiscal 2018.
(2)	Consists of social security payments required under Chinese law. Although we also reimburse the referenced individuals for reasonable expenses, such reimbursements do not, in the aggregate, exceed $10,000 for any individual in any year presented and are not considered perquisites because they are integrally and directly related to the performance of such recipients’ jobs.

Incentive Securities Pool

We have established a pool for shares and share options for our employees. As of the date of this Proxy Statement, this pool contain shares and options to purchase 1,168,000 of our ordinary shares, equal to 10% of the number of ordinary shares outstanding at the conclusion of our initial public offering.

Any options granted will vest at a rate of 20% per year for five years and have a per share exercise price equal to the fair market value of one of our ordinary shares on the date of grant. We expect to grant shares and/or options under this pool to certain employees. We have not yet determined the recipients of any such grants.

AUDIT COMMITTEE REPORT AND FEES PAID TO
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Who served on the Audit Committee of the Board of Directors during fiscal year 2018?

The members of the Audit Committee as of September 30, 2018 were Yunhao Chen, Hongdao Qian and Kangbin Zhen. Each member of the Audit Committee is independent under the rules of the SEC and the NASDAQ Capital Market. The Board of Directors determined that Yunhao Chen, who is an independent director, is an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K promulgated under the Exchange Act.

What document governs the activities of the Audit Committee?

The Audit Committee acts under a written charter, which sets forth its responsibilities and duties, as well as requirements for the Audit Committee’s composition and meetings. The Audit Committee Charter is available on the Company’s website at http://ir.farmmi.com.cn/.

How does the Audit Committee conduct its meetings?

During fiscal 2018, the Audit Committee met with the senior members of the Company’s financial management team and the Company’s independent registered public accounting firm. The Audit Committee’s agenda was established by the Chairwoman. At each meeting, the Audit Committee reviewed and discussed various financial and regulatory issues. The Audit Committee also had private, separate sessions from time to time with representatives of the Company’s independent registered public accounting firm, at which meetings candid discussions of financial management, accounting and internal control issues took place.

Does the Audit Committee review the periodic reports and other public financial disclosures of the Company?

The Audit Committee reviews each of the Company’s periodic and annual reports, including Management’s Discussion of Results of Operations and Financial Condition. As part of this review, the Audit Committee discusses the reports with the Company’s management and considers the audit and review reports prepared by the independent registered public accounting firm about the Company’s periodic and annual reports, as well as related matters such as the quality (and not just the acceptability) of the Company’s accounting principles, alternative methods of accounting under generally accepted accounting principles and the preferences of the independent registered public accounting firm in this regard, the Company’s critical accounting policies and the clarity and completeness of the Company’s financial and other disclosures.

What is the role of the Audit Committee in connection with the financial statements and controls of the Company?

Management of the Company has primary responsibility for the financial statements and internal control over financial reporting. The independent registered public accounting firm has responsibility for the audit of the Company’s financial statements and internal control over financial reporting. The responsibility of the Audit Committee is to oversee financial and control matters, among other responsibilities fulfilled by the Committee under its charter. The Committee meets regularly with the independent registered public accounting firm, without the presence of management, to ensure candid and constructive discussions about the Company’s compliance with accounting standards and best practices among public companies comparable in size and scope to the Company. The Audit Committee also regularly reviews with its outside advisors material developments in the law and accounting literature that may be pertinent to the Company’s financial reporting practices.

What has the Audit Committee done with regard to the Company’s audited financial statements for fiscal 2018?

The Audit Committee has:

●	reviewed and discussed the audited financial statements with the Company’s management; and

●	discussed with Friedman LLP, the Company’s independent registered public accounting firm for the 2018 fiscal year, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended.

Has the Audit Committee considered the independence of the Company’s auditors?

The Audit Committee has received from Friedman LLP and Friedman LLP the written disclosures and the letter required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and the Audit Committee has discussed with Friedman LLP and Friedman LLP about their independence. The Audit Committee has concluded that Friedman LLP and Friedman LLP are independent from the Company and its management.

Has the Audit Committee made a recommendation regarding the audited financial statements for fiscal 2018?

Based upon its review and the discussions with management and the Company’s independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements for the Company be included in the Company’s Annual Report on Form 20-F for fiscal 2018.

Has the Audit Committee reviewed the fees paid to the independent registered public accounting firm during fiscal 2018?

The Audit Committee has reviewed and discussed the fees paid to Friedman LLP during 2018 for audit, audit-related, tax and other services, which are set forth below under “Fees Paid to Independent Registered Public Accounting Firm.” The Audit Committee has determined that the provision of non-audit services is compatible with the independence of Friedman LLP.

What is the Company’s policy regarding the retention of the Company’s auditors?

The Audit Committee has adopted a policy regarding the retention of the independent registered public accounting firm that requires pre-approval of all services by the Audit Committee.

Who prepared this report?

This report has been furnished by the members of the Audit Committee:

Yunhao Chen, Chairwoman

Hongdao Qian

Kangbin Zhen

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Fees

During fiscal years 2018 and 2017, Friedman LLP’s audit fees were $390,000 and $250,000, respectively.

Audit Related Fees

During fiscal years 2018 and 2017, Friedman LLP’s audit-related fees were $0 and $0, respectively.

Tax Fees

During fiscal years 2018 and 2017, Friedman LLP’s tax fees were $0 and $0, respectively.

All Other Fees

During fiscal years 2018 and 2017, Friedman LLP’s other fees were $0 and $0, respectively.

Audit Committee Pre-Approval Policies

Before Friedman LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Friedman LLP have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for fiscal 2018 that were attributed to work performed by persons other than Friedman LLP’s full-time permanent employees was less than 50%.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of June 21, 2019 by:

•	Each person who is known by us to beneficially own 5% or more of our outstanding ordinary shares;
•	Each of our directors and named executive officers; and
•	All directors and named executive officers as a group.

The number and percentage of Ordinary Shares beneficially owned are based on 14,329,876 Ordinary Shares as of June 21, 2019, including 12,436,279 issued and outstanding, and 1,893,597 underlying the notes, the repayment of the interest of the notes in shares and the warrants. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable, convertible or repayable within 60 days of June 21, 2019 are deemed outstanding and are deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Farmmi, Inc., No. 307, Tianning Industrial Area, Lishui, Zhejiang Province, People’s Republic of China 323000. One (1) shareholder of record listed in the table is not located in the United States.

Ordinary Shares beneficially owned (1)(2)

	Number	Percent
Directors and Named Executive Officers:
Yefang Zhang(3)	10,000,000	69.8%
Zhengyu Wang(3)	10,000,000	69.8%
Jun Zhou	—	0.0%
Liang Han	—	0.0%
Yunhao Chen	—	0.0%
Hongdao Qian	—	0.0%
Kangbin Zheng	—	0.0%
All directors and executive officers as a group (seven (7) persons)	10,000,000	69.8%
Principal Shareholders:
FarmNet Limited(3)	10,000,000	69.8%

(1) Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Ordinary Shares.

(2) Assuming the full conversion of the notes, exercise of all the warrants, repayment of all the interest of the notes in shares, no change to the initial conversion rate or the initial exercise price.

(3) The sole shareholder of FarmNet Limited is Ms. Yefang Zhang, who is the Chief Executive Officer and Chairwoman of our company. Ms. Zhang’s spouse is Mr. Zhengyu Wang, a director of our company. By virtue of this relationship, Mr. Wang may be deemed to share beneficial ownership of the shares of, and voting and investment power over, our company held by FarmNet Limited with Ms. Zhang.

GENERAL

Compensation Committee Interlocks and Insider Participation

None of the members of the Board of Directors who served on the Compensation Committee during the fiscal year ended September 30, 2018 were officers or employees of the Company or any of its subsidiaries or had any relationship with the Company requiring disclosure under SEC regulations.

Availability of Form 20-F to Shareholders

Rules promulgated by the SEC require us to provide an Annual Report to Shareholders who receive this Proxy Statement. We will also provide copies of the Annual Report to brokers, dealers, banks, voting trustees and their nominees for the benefit of their beneficial owners of record. Additional copies of the Annual Report on Form 20-F for the fiscal year ended September 30, 2018 (without exhibits or documents incorporated by reference), are available without charge to shareholders upon written request to Secretary, Farmmi, Inc., No. 307, Tianning Industrial Area, Lishui, Zhejiang Province 323000, People’s Republic of China, by calling +86-057-1875555801 or via the Internet at http://ir.farmmi.com.cn/.

Other Proposed Actions

If any other items or matters properly come before the meeting, the proxies received will be voted on those items or matters in accordance with the discretion of the proxy holders.

Solicitation by Board; Expenses of Solicitation

Our Board of Directors has sent you this Proxy Statement. Our directors, officers and associates may solicit proxies by telephone or in person. We will also reimburse the expenses of brokers, nominees and fiduciaries that send proxies and proxy materials to our shareholders.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement and the Annual Report are available at http://ir.farmmi.com.cn/.

FARMMI, INC.

Annual Meeting of Shareholders

July 27, 2019

3:00 P.M., Beijing Time

(3:00 A.M., Eastern Time, on July 27, 2019)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF FARMMI, INC.

The undersigned shareholder(s) of Farmmi, Inc. (the “Company”), hereby appoint(s) Yefang Zhang, Jun Zhou or __________________as proxy, each with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual meeting of shareholders of the Company to be held on July 27, 2019, at 3:00 P.M., Beijing Time (July 27, 2019, at 3:00 A.M., Eastern Time), at 9th Floor, Block A, FPI Center, No. 459 Qianmo Rd, Binjiang District, Hangzhou City, Zhejiang Province 310051, People’s Republic of China, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of the proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual meeting and in the proxy statement furnished herewith.

THIS PROXY CARD, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE BUT THE CARD IS SIGNED, THIS PROXY CARD WILL BE VOTED “FOR” THE ELECTION OF ALL NOMINEES UNDER PROPOSAL NO. 1, “FOR” PROPOSAL NO. 2 AND IN THE DISCRETION OF THE PROXY WITH RESPECT TO SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

Continued and to be signed on reverse side

FARMMI, INC.

VOTE BY INTERNET

www.proxyandprinting.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 PM, Eastern Time, on July 25, 2019. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years. □

Email Address: ________________________________________

VOTE BY FAX

Please fax your signed proxy card to +1-727-289-0069 (United States) or +86 0769-38958222 (China).

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Island Stock Transfer, 15500 Roosevelt Blvd., Suite 301, Clearwater FL 33760.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommend voting FOR the nominees and FOR Proposals 2 through 3.

		FOR	AGAINST	ABSTAIN
1.	Ordinary Resolution THAT the following individuals be elected as Directors.

	Yefang Zhang	☐	☐	☐
	Zhengyu Wang	☐	☐	☐
	Yunhao Chen	☐	☐	☐
	Hongdao Qian	☐	☐	☐
	Kangbin Zheng	☐	☐	☐

2.	Ordinary Resolution THAT Friedman, LLP be appointed as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2019.	☐	☐	☐

3.	Such other business as may properly come before the meeting or any adjournment thereof.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Date (mm/dd/yyyy) – Please write date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box. (Joint Owner)